Exhibit 99.1

WUNONG NET TECHNOLOGY CO., LTD.

B401 4th Floor, Building 12, Hangcheng Street

Hourui No. 2 Industrial District

Shenzhen, China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To Be Held at 10 p.m. on August 23, 2021 Beijing Time

(Record Date – July 27, 2021)

To the Shareholders of Wunong Net Technology Co., Ltd.:

This notice to shareholders is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board” ) of Wunong Net Technology Co., Ltd. (the “Company” ) for use at the 2021 annual meeting of shareholders of the Company (the “Meeting” ) and at all adjournments and postponements thereof. The Meeting will be held at on Monday, August 23, 2021, at 10 p.m., Beijing time, at B401 4th Floor, Building 12, Hangcheng Street, Hourui No. 2 Industrial District, Shenzhen, China, to consider and vote upon the following proposals:

1.	To elect Miaoting Lin, Xinliang Zhang, Xinmei Shi, Jielin Lin, Xiaode Zhang, Yuanqin Li, and Xiaoying Mu (the “Director Nominees” ) to serve on the Company’s Board of Directors (the “Board”) until the next annual shareholders meeting and until their successors are duly elected and qualified;

2.	To ratify the selection of Audit Alliance LLP (“Alliance”) as our independent auditor to audit the financial statements for the fiscal year ending on December 31, 2021;

3.	To approve and adopt the amended and restated memorandum and articles of association (the “Amended M&A”) to change the company’s name to Meiwu Technology Company Limited; and

4.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL OF THE NOMINEES LISTED ABOVE AND “FOR” EACH OF THE OTHER PROPOSALS.

Holders of record of the Company’s Ordinary Shares at the close of business on July 27, 2021 (the “Record Date”) will be entitled to notice of, and to vote at, this Meeting and any adjournment or postponement thereof. Each share of Ordinary Shares entitles the holder thereof to one vote.

Your vote is important, regardless of the number of shares you own. Even if you plan to attend this Meeting in person, it is strongly recommended that you complete the enclosed proxy card before the meeting date, to ensure that your shares will be represented at this Meeting if you are unable to attend.

A complete list of shareholders of record entitled to vote at this Meeting will be available for ten days before this Meeting at the principal executive office of the Company for inspection by shareholders during ordinary business hours for any purpose germane to this Meeting.

This notice and the enclosed proxy statement are first being mailed to shareholders on or about August 3, 2021.

You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares.

By Order of the Board,

/s/ Peijiang Chen
Peijiang Chen
Chairman of the Board
July 29, 2021

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” ALL OF THE NOMINEES LISTED ABOVE AND “FOR” EACH OF THE OTHER PROPOSALS.

Important Notice Regarding the Availability of Proxy Materials

for the Annual Shareholder Meeting to Be Held at 10 p.m. on August 23, 2021 Beijing Time on August 23, 2021

The Notice of Annual Meeting, notice to shareholders and Annual Report on Form 20-F for year ended December 31, 2020 are available at www.sec.gov.

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WUNONG NET TECHNOLOGY CO., LTD.

Notice to Shareholders

2021 ANNUAL MEETING OF SHAREHOLDERS

to be held on 10 p.m., Beijing time, on August 23, 2021
B401 4th Floor, Building 12, Hangcheng Street

Hourui No. 2 Industrial District

Shenzhen, China

QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

Why am I receiving this proxy statement?

This proxy statement describes the proposals on which our Board would like you, as a shareholder, to vote at the Meeting, which will take place on on Monday, August 23, 2021, at 10 p.m., Beijing time on August 23, 2021, at B401 4th Floor, Building 12, Hangcheng Street, Hourui No. 2 Industrial District, Shenzhen, China.

Shareholders are being asked to consider and vote upon proposals to (i) elect the Director Nominees to the Board to serve one-year terms, (ii) ratify the selection of Alliance as our independent registered public accounting firm for the year ended December 31, 2021, (iii) approve and adopt the Amended M&A to change the Company’s name to “Meiwu Technology Company Limited” (the “Name Change”); and (vi) transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

This proxy statement also gives you information on the proposals so that you can make an informed decision. You should read it carefully. Your vote is important. You are encouraged to submit your proxy card as soon as possible after carefully reviewing this proxy statement.

In this proxy statement, we refer to Wunong Net Technology Co., Ltd. as the “Company”, “we”, “us” or “our.”

Who can vote at this Meeting?

Shareholders who owned shares of our Ordinary Shares on July 27, 2021 (the “Record Date”) may attend and vote at this Meeting. There were 25,000,000 shares of Ordinary Shares outstanding on the Record Date. All shares of Ordinary Shares shall have one vote per share.

What is the proxy card?

The card enables you to appoint Xinliang Zhang as your representative at this Meeting. By completing and returning the proxy card, you are authorizing these persons to vote your shares at this Meeting in accordance with your instructions on the proxy card. This way, your shares will be voted whether or not you attend this Meeting. Even if you plan to attend this Meeting, it is strongly recommended to complete and return your proxy card before this Meeting date just in case your plans change. If a proposal comes up for vote at this Meeting that is not on the proxy card, the proxies will vote your shares, under your proxy, according to their best judgment.

How does the Board recommend that I vote?

Our Board unanimously recommends that shareholders vote “FOR” each of the Director Nominees listed in proposal No. 1 and “FOR” each of proposals No. 2, 3 and 4.

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What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Certain of our shareholders hold their shares in an account at a brokerage firm, bank or other nominee holder, rather than holding share certificates in their own name. As summarized below, there are some distinctions between shares held of record and those owned beneficially.

Shareholder of Record/Registered Shareholders

If, on the Record Date, your shares were registered directly in your name with our transfer agent, TranShare Securities Transfer and Registrar, you are a “shareholder of record” who may vote at the Meeting, and we are sending these proxy materials directly to you. As the shareholder of record, you have the right to direct the voting of your shares by returning the enclosed proxy card to us or to vote in person at the Meeting. Whether or not you plan to attend the Meeting, please complete, date and sign the enclosed proxy card to ensure that your vote is counted.

Beneficial Owner

If, on the Record Date, your shares were held in an account at a brokerage firm or at a bank or other nominee holder, you are considered the beneficial owner of shares held “in street name,” and these proxy materials are being forwarded to you by your broker or nominee who is considered the shareholder of record for purposes of voting at the Meeting. As the beneficial owner, you have the right to direct your broker on how to vote your shares and to attend the Meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the Meeting unless you receive a valid proxy from your brokerage firm, bank or other nominee holder. To obtain a valid proxy, you must make a special request of your brokerage firm, bank or other nominee holder. If you do not make this request, you can still vote by using the voting instruction card enclosed with this proxy statement; however, you will not be able to vote in person at the Meeting.

How do I vote?

If you were a shareholder of record of the Company’s Ordinary Shares on the Record Date, you may vote in person at the Meeting or by submitting a proxy. Each share of Ordinary Shares that you own in your name entitles you to one vote, in each case, on the applicable proposals.

(1) You may submit your proxy by mail. You may submit your proxy by mail by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If we receive your proxy card prior to this Meeting and if you mark your voting instructions on the proxy card, your shares will be voted:

●	as you instruct, and

●	according to the best judgment of the proxies if a proposal comes up for a vote at this Meeting that is not on the proxy card.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in the Company.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

●	FOR each nominee for director;

●	FOR the selection of Alliance as our independent registered public accounting firm for year ending December 31, 2021;

●	FOR the approval and the adoption of the Amended M&A; and

●	According to the best judgment of Mr. Xinliang Zhang if a proposal comes up for a vote at the Meeting that is not on the proxy card.

(2) You may vote in person at the Meeting. We will pass out written ballots to any shareholder of record who wants to vote at the Meeting.

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If I plan on attending the Meeting, should I return my proxy card?

Yes. Whether or not you plan to attend the Meeting, after carefully reading and considering the information contained in this proxy statement, please complete and sign your proxy card. Then return the proxy card in the pre-addressed, postage-paid envelope provided herewith as soon as possible so your shares may be represented at the Meeting.

May I change my mind after I return my proxy?

Yes. You may revoke your proxy and change your vote at any time before the polls close at this Meeting. You may do this by:

●	sending a written notice to the Secretary of the Company at the Company’s executive offices stating that you would like to revoke your proxy of a particular date;

●	signing another proxy card with a later date and returning it to the Secretary before the polls close at this Meeting; or

●	attending this Meeting and voting in person.

What does it mean if I receive more than one proxy card?

You may have multiple accounts at the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

What happens if I do not indicate how to vote my proxy?

Signed and dated proxies received by the Company without an indication of how the shareholder desires to vote on a proposal will be voted in favor of each director and proposal presented to the shareholders.

Will my shares be voted if I do not sign and return my proxy card?

If you do not sign and return your proxy card, your shares will not be voted unless you vote in person at this Meeting.

How many votes are required to elect the Director Nominees as directors of the Company?

The election of each nominee for director requires the affirmative vote of a majority of the shares of Ordinary Shares represented in person or by proxy and entitled to vote in the election of directors at the Meeting.

How many votes are required to ratify Alliance as the Company’s independent registered public accounting firm for year ending December 31, 2021?

The proposal to ratify the appointment of Alliance to serve as our independent registered public accounting firm for the year ended December 31, 2021, requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of Ordinary Shares entitled to vote.

How many votes are required to approve the adoption of the Amended M&A?

The proposal to effectuate the Adoption of the Amended M&A requires the affirmative vote of a majority of the votes cast at the Meeting by the holders of shares of Ordinary Shares entitled to vote.

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Is my vote kept confidential?

Proxies, ballots and voting tabulations identifying shareholders are kept confidential and will not be disclosed, except as may be necessary to meet legal requirements.

Where do I find the voting results of this Meeting?

We will announce voting results at this Meeting and also file a Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) reporting the voting results.

Who can help answer my questions?

You can contact Xinliang Zhang at 86-010-5944 1080 or by sending a letter to the offices of the Company at B401 4th Floor, Building 12, Hangcheng Street, Hourui No. 2 Industrial District, Shenzhen, China with any questions about proposals described in this proxy statement or how to execute your vote.

THE ANNUAL MEETING

General

We are furnishing this proxy statement to you, as a shareholder of Wunong Net Technology Co., Ltd., as part of the solicitation of proxies by our Board for use at the Meeting to be held on August 23, 2021, and any adjournment or postponement thereof. This proxy statement is first being furnished to shareholders on or about March 2, 2021. This proxy statement provides you with information you need to know to be able to vote or instruct your proxy how to vote at the Meeting.

Date, Time and Place of the Meeting

The Meeting will be held on 10 p.m., Beijing time on August 23, 2021, at B401 4th Floor, Building 12, Hangcheng Street, Hourui No. 2 Industrial District, Shenzhen, China, or such other date, time and place to which the Meeting may be adjourned or postponed.

Purpose of the Meeting

At the Meeting, the Company will ask shareholders to consider and vote upon the following proposals:

1.	To elect the Director Nominees to serve on the Company’s Board of Directors until the next annual shareholders meeting and until their successors are duly elected and qualified;

2.	To ratify the selection of Alliance as our independent registered public accounting firm for year ending December 31, 2021;

3.	To approve and adopt the Amended M&A; and

4.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Record Date and Voting Power

Our Board fixed the close of business on July 27, 2021, as the record date for the determination of the outstanding shares of Ordinary Shares entitled to notice of, and to vote on, the matters presented at this Meeting. As of the Record Date, there were 25,000,000 shares of Ordinary Shares outstanding. Each share of Ordinary Shares entitles the holder thereof to one vote. Accordingly, a total of 25,000,000 votes may be cast at this Meeting.

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Quorum and Required Vote

A quorum of shareholders is necessary to hold a valid meeting. A quorum will be present at the meeting if at least fifty percent of the Ordinary Shares outstanding and entitled to vote at the Meeting is represented in person or by proxy. Abstentions and broker non-votes (i.e. shares held by brokers on behalf of their customers, which may not be voted on certain matters because the brokers have not received specific voting instructions from their customers with respect to such matters) will be counted solely for the purpose of determining whether a quorum is present at the Meeting.

Proposal No. 1 requires the affirmative vote of a majority of the shares of Ordinary Shares represented in person or by proxy and entitled to vote in the election of directors at the Meeting. Abstentions and broker non-votes will have no effect on the election of directors;

Proposal No. 2 requires the affirmative vote of the majority of the shares present in person or represented by proxy at the Meeting and entitled to vote thereon. Abstentions and broker non-votes will have no direct effect on the outcome of this proposal;

Proposal No. 3 requires the affirmative vote of the majority of the shares present in person or represented by proxy at the Meeting and entitled to vote thereon. Abstentions and broker non-votes will have no direct effect on the outcome of this proposal;

Revocability of Proxies

Any proxy may be revoked by the shareholder of record giving it at any time before it is voted. A proxy may be revoked by (A) sending to our Secretary, at Wunong Net Technology Co., Ltd., B401 4th Floor, Building 12, Hangcheng Street, Hourui No. 2 Industrial District, Shenzhen, China, either (i) a written notice of revocation bearing a date later than the date of such proxy or (ii) a subsequent proxy relating to the same shares, or (B) by attending this Meeting and voting in person.

If the shares are held by the broker or bank as a nominee or agent, the beneficial owners should follow the instructions provided by their broker or bank.

Proxy Solicitation Costs

The cost of preparing, assembling, printing and mailing this proxy statement and the accompanying form of proxy, and the cost of soliciting proxies relating to this Meeting, will be borne by the Company. If any additional solicitation of the holders of our outstanding shares of Ordinary Shares is deemed necessary, we (through our directors and officers) anticipate making such solicitation directly. The solicitation of proxies by mail may be supplemented by telephone, telegram and personal solicitation by officers, directors and other employees of the Company, but no additional compensation will be paid to such individuals.

No Right of Appraisal

None of British Virgin Islands law, our Memorandum and Articles of Association or our Bylaws provides for appraisal or other similar rights for dissenting shareholders in connection with any of the proposals to be voted upon at this Meeting. Accordingly, our shareholders will have no right to dissent and obtain payment for their shares.

Who Can Answer Your Questions about Voting Your Shares

You can contact Xinliang Zhang at 86-755-85255139 or by sending a letter to the offices of the Company at B401 4th Floor, Building 12, Hangcheng Street, Hourui No. 2 Industrial District, Shenzhen, China, with any questions about proposals described in this proxy statement or how to execute your vote.

Principal Offices

The principal executive offices of our Company are located at B401 4th Floor, Building 12, Hangcheng Street, Hourui No. 2 Industrial District, Shenzhen, China. The Company’s telephone number at such address is 86-755-85255139.

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PROPOSAL NO. 1 — ELECTION OF DIRECTORS

The nominees listed below have been nominated by the Nominating and Corporate Governance Committee and approved by our Board to stand for election as directors of the Company. Unless such authority is withheld, proxies will be voted for the election of the persons named below, each of whom has been designated as a nominee. If, for any reason, any nominee/director becomes unavailable for election, the proxies will be voted for such substitute nominee(s) as the Board may propose.

Board Qualifications and Director Nominees

We believe that the collective skills, experiences and qualifications of our directors provide our Board with the expertise and experience necessary to advance the interests of our shareholders. While the Nominating and Corporate Governance Committee of our Board does not have any specific, minimum qualifications that must be met by each of our directors, the Nominating and Corporate Governance Committee uses a variety of criteria to evaluate the qualifications and skills necessary for each member of the Board. In addition to the individual attributes of each of our current directors described below, we believe that our directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, exhibit commitment to enhancing shareholder value and have sufficient time to carry out their duties and to provide insight and practical wisdom based on their past experience.

The Director Nominees recommended by the Board are as follows:

Name	Age	Current Position
Miaoting Lin	33	Chairman
Xinliang Zhang	40	Director, Chief Executive Officer
Xinmei Shi	40	Independent Director(2) (3)
Jielin Lin	47	Independent Director(2)
Xiaode Zhang	65	Independent Director(1)
Yuanqin Li	59	Independent Director(1) (2) (3)
Xiaoying Mu	43	Independent Director(1) (3)

(1) Member of Audit Committee

(2) Member of Compensation Committee

(3) Member of Nominating and Corporate Governance Committee

Information Regarding the Company’s Directors and the Nominees

Ms. Miaoting Lin, aged 33, was appointed to serve as our Chairman of the Board. Ms. Lin has rich experience in media management and marketing and has been engaged in the fields of media operation and management. She has been the vice president of Beijing Stone Music Culture Media Co., Ltd. since 2014, mainly responsible for online publicity and marketing. In 2008, she started her own business and has been engaged in the network sales of medical and health care products until 2014. Ms. Lin graduated from Jieyang Polytechnic with a bachelor’s degree in information technology.

Mr. Xinliang Lin, aged 47, was appointed to serve as our Chief Executive officer. Mr. Xinliang Zhang has more than 20 years of experience in equity investment, corporate investment, financing planning, and practical operation in the financial insurance and asset management industry. Mr. Xinliang Zhang joined Zhongcheng Guoxing (Shenzhen) Technology Co., Ltd. in 2017 as a senior manager, fully responsible for the company’s strategic planning, implementation, investment and M&A, and investor relationship management. Before joining the company, he served as a medium manager at Sunshine Life Insurance from 2014 to 2017. He is experienced in the Internet, energy, semiconductor, and environmental protection industries. Mr. Xinliang Zhang graduated from Jinan Military Medical University with a bachelor’s degree.

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Ms. Xinmei Shi, aged 40, was appointed to serve as our independent director. Ms. Shi has worked in the area of business development and market development in large enterprises and has nearly 20 years of team management experience. Ms. Shi was the director of the sales department at Prudential Hong Kong Limited from 2014 to 2019. During her work, she has accumulated rich industry background resources. With unique views and practical experience in business development and market development, Ms. Shi is good at analyzing companies’ products and team advantages, accurately grasping the pain points of customer demand, developing emerging business markets efficiently, and optimizing the management and operation of existing business sectors. Ms. Shi obtained her bachelor’s degree from Anhui University of Finance and Trade and has a master’s degree in business administration from Peking University.

Mr. Jielin Lin, aged 47, was appointed to serve as our independent director upon closing of our initial public offering. Currently, he is the chairman of DBbank Mortgage Investment Corporation since 2014. Earlier, he was appointed as an independent non-executive director of Dingfeng Group Holdings Limited on June 7, 2017. Mr. Lin has more than 15 years of banking experience. He served as vice president of Bank of East Asia (China) Co., Ltd. (“Bank of East Asia”) Shanghai branch in 2007, then president of Bank of East Asia Wuhan Branch and President of Bank of East Asia Xiamen branch until August 2014. He is now the vice president of the North American Chinese Business Federation. Mr. Lin obtained his bachelor’s degree in business from the University of Victoria in 1997, master’s degree in world economics from Peking University in 2005 and master’s degree in international real estate from Hong Kong Polytechnic University in 2010.

Mr. Xiaode Zhang, aged 65, has been our independent director since December 14, 2020. Mr. Zhang has been the Deputy Director of the China National School of Administration since 2014. From 2014 to May 2018, he was a Director at the Center for Ecological Civilization Studies of the National School of Administration. Mr. Zhang has been an Expert Committee Member of the National Climate Experts Committee since 2017 and a Director of the China Organic Conference since 2016. Mr. Zhang obtained his bachelor’s degree in Economics from Economic of Shanxi University in 1982, and a Ph.D. in Economics from Renmin University of China.

Ms. Yuanqin Lee, aged 59, will serve as our independent director. Ms. Lee has nearly 40 years of enterprise management experience in the financial and wealth management industry. She worked at Zhongcheng Guoxing (Shenzhen) Technology Co., Ltd. as a sub general manager since September 2020, responsible for due diligence and risk control of their pipeline projects. From 2018 to 2020, she served as the investment director of Hengchang Wealth, a head asset management company, mainly responsible for asset acquisition and equity investment. From 1995 to 2018, she served as risk control manager and investment manager in China Pacific Insurance Company and Xinhua Life Insurance Co., Ltd., responsible for formulating insurance products and investment strategies. Ms. Lee holds a bachelor’s degree in law from the Party School of the Central Committee of the Communist Party of China.

Ms. Xiaoying Mu, aged 43, will serve as our independent director. Ms. Mu has nearly 20 years of working experience in financial management and market management. She is familiar with sales management operation, channel development, and customer development plan formulation and implementation, and her years of working experience equips her with experiences witt the relevant macroeconomic, financial, and tax policies of various countries, as well as the laws and regulations on financial credit and taxation. Ms. Mu has served as the general manager of the business department of Zhongcheng Guoxing (Shenzhen) Technology Co., Ltd. since 2020, responsible for the new area exhibition work, long-term exploration of new channels, recruitment of new teams, and develop relevant assessment programs, regular assessment, and screening of institutions at all levels. She was the regional director at Huakang Insurance Agency Co., Ltd from 2015 to 2020, responsible for formulating the objectives of each team and implementing various schemes. She graduated from Sichuan Business College with a major in finance and accounting in 1998.

Vote Required

Proposal No. 1 will be approved if a majority of the total votes properly cast in person or by proxy at the Meeting by the holders of Ordinary Shares vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board unanimously recommends that you vote all of your shares “FOR” the election to the Board of all of the nominees described in this Proposal No. 1.

Corporate Governance

Director Independence

Our Board reviewed the materiality of any relationship that each of our directors has with us, either directly or indirectly. Based on this review, it is determined that Xiaode Zhang, Yuanqin Li, Jielin Lin and Xiaoying Mu meet the “independence” requirements under Rule 10A-3 of the Exchange Act and Rule 5605 (a)(2) and Rule 5605(c)(2) of the NASDAQ Stock Market Rule.

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Committees of the Board of Directors

We established an audit committee, a compensation committee and a nominating and governance committee. Each of the committees of the Board have the composition and responsibilities described below.

Audit Committee

Xiaoying Mu (Chair), Yuanqin Li and Xiaode Zhang are appointed as members of our Audit Committee. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

We adopted and approved a charter for the Audit Committee prior to consummation of our initial public offering. In accordance with our Audit Committee Charter, our Audit Committee shall assist the Board in its oversight of:

●	evaluates the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;
●	approves the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;
●	monitors the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;
●

reviews the financial statements to be included in our Annual Report on Form 20-F and Quarterly Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

●	oversees all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;
●	reviews and approves in advance any proposed related-party transactions and report to the full Board on any approved transactions; and
●	provides oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the Board, including Sarbanes-Oxley Act implementation, and makes recommendations to the Board regarding corporate governance issues and policy decisions.

It is determined that Ms. Mu, possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC.

Compensation Committee

Xinmei Shi (Chair), Jielin Lin and Yuanqin Li are appointed as the members of our Compensation Committee. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We adopted a charter for the Compensation. In accordance with the Compensation Committee’s Charter, the Compensation Committee shall be responsible for overseeing and making recommendations to the Board regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

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Nominating and Governance Committee

Yuanqin Li (Chair), Xinmei Shi, and Xiaoying Mu are appointed as the members of our Nominating and Governance Committee. All members of our Nominating and Governance Committee are qualified as independent under the current definition promulgated by NASDAQ. The Board of Directors adopted and approved a charter for the Nominating and Governance Committee prior to consummation of our initial public offering. In accordance with the Nominating and Governance Committee’s Charter, the Nominating and Corporate Governance Committee shall be responsible to identity and propose new potential director nominees to the Board of Directors for consideration and review our corporate governance policies.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of 7 directors.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly and in good faith and in what the director believes to be in our best interests. Our directors also have a duty to exercise the care, diligence and skill that a reasonable director would exercise in the same circumstances. See “Description of Ordinary Shares — Material Differences in BVI Law and our Memorandum and Articles of Association and Delaware Law” in the Form F-1 (File No. 333-248876) for additional information on our directors’ fiduciary duties under British Virgin Islands law. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended (the “M&A”). We have the right to seek damages if a duty owed by our directors is breached.

A director must exercise his powers as a director for a proper purpose and must not act, or agree to us acting, in a manner that contravenes the BVI Act or the M&A. When exercising his powers or performing his duties as a director, a director is entitled to rely upon the register of members and upon books, records, financial statements and other information prepared or supplied, and on professional or expert advice given to him. However, such reliance is subject to the director acting in good faith, making proper enquiry where indicated by the circumstances and having no knowledge that reliance on the matter is not warranted. Under the BVI Act, our directors have all the powers necessary for managing, and for directing and supervising, our business and affairs, including but not limited to exercising the borrowing powers of the company and mortgaging the property of the company, as well as executing checks, promissory notes and other negotiable instruments on behalf of the company.

Interested Transactions

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

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Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

PROPOSAL NO. 2 — RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has selected Audit Alliance LLP (“Alliance”) to serve as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2021.

We are asking our shareholders to ratify the selection of Alliance as our independent registered public accounting firm. In the event our shareholders fail to ratify the appointment, the Audit Committee may reconsider this appointment.

We have been advised by Alliance that neither the firm nor any of its associates had any relationship during the last fiscal year with our company other than the usual relationship that exists between independent registered public accountant firms and their clients. Representatives of Alliance are not expected to attend the Meeting in person and therefore are not expected to be available to respond to any questions. As a result, representatives of Alliance will not make a statement at the Meeting.

Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors Friedman LLP (for the year ended December 31, 2019) and Alliance (for the year ended December 31, 2020), for the periods indicated.

	Year Ended December 31, 2019	Year Ended December 31, 2020

Audit fees(1)	$281,000	$200,000
Audit related fees(2)	$55,000	$102,000
Tax fees(3)	-	-
All other fees(4)	-	-
TOTAL	$336,000	$302,000

(1)	“Audit fees” means the aggregate fees billed for each of the fiscal years for professional services rendered by our principal accountants for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements for those fiscal years.

(2)	“Audit related fees” means the aggregate fees billed for each of the fiscal years for assurance and related services by our principal accountants that are reasonably related to the performance of the audit or review of our financial statements and are not reported under paragraph (1).

(3)	“Tax Fees” represents the aggregate fees billed in each of the fiscal years listed for the professional tax services rendered by our principal auditors.
(4)	“All Other Fees” represents the aggregate fees billed in each of the fiscal years listed for services rendered by our principal auditors other than services reported under “Audit fees,” “Audit-related fees” and “Tax fees.”

10

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

Policies and Procedures Relating to Approval of Services by Our Independent Registered Public Accountants

The Audit Committee is solely responsible for the approval in advance of all audit and permitted non-audit services to be provided by our independent registered public accounting firms (including the fees and other terms thereof), subject to the de minimus exceptions for non-audit services provided by Section 10A(i)(1)(B) of the Exchange Act, which services are subsequently approved by the Audit Committee prior to the completion of the audit. None of the fees listed above are for services rendered pursuant to such de minimus exceptions.

The Audit Committee of our Board of Directors has established its pre-approval policies and procedures, pursuant to which the Audit Committee approved the foregoing audit, tax and non-audit services provided by Alliance in 2021. Consistent with the Audit Committee’s responsibility for engaging our independent auditors, all audit and permitted non-audit services require pre-approval by the Audit Committee. The full Audit Committee approves proposed services and fee estimates for these services. One or more independent directors serving on the Audit Committee may be delegated by the full Audit Committee to pre-approve any audit and non-audit services. Any such delegation shall be presented to the full Audit Committee at its next scheduled meeting. Pursuant to these procedures, the Audit Committee approved the foregoing audit services provided by Alliance.

Vote Required

Proposal No. 2 will be approved if a majority of the total votes properly cast in person or by proxy at the Meeting by the holders of Ordinary Shares vote “FOR” the proposal. Abstentions and broker non-votes will have no effect on the result of the vote.

Recommendation of the Board

The Board unanimously recommends that you vote all of your shares “FOR” the ratification of Alliance as independent registered public accountants as described in this Proposal No. 2.

PROPOSAL NO. 3 — APPROVAL AND ADOPTION OF THE AMENDED M&A

Our Board has adopted and deemed advisable and is recommending that our shareholders approve and adopt the proposed Amended M&A to (i) declaring that filing the Amended M&A to effectuate the Name Change, and (ii) directing that a proposal to approve the Amended M&A be submitted to the holders of our Ordinary Shares for their approval.

Procedure for Implementing the Amended M&A

The Amended M&A would become effective upon approval of our shareholders (the “Effective Time”).

Purpose of the Proposed Charter Amendment

The Board believes that it is advisable and it is in the best interests of our Company and our shareholders that the Company’s name be changed to “Meiwu Technology Company Limited”, which better reflects the Company’s international business line and less limiting than the current name of “Wunong Net Technology Co., Ltd.”

Vote Required and Board Recommendation

If a quorum is present, the affirmative vote of a simple majority of the votes of the holders of Ordinary Shares present in person or represented by proxy and entitled to vote at the Meeting will be required to approve and adopt the Amended M&A.

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OTHER MATTERS

Our Board knows of no other matter to be presented at the Meeting. If any additional matter should properly come before the Meeting, it is the intention of the persons named in the enclosed proxy to vote such proxy in accordance with their judgment on any such matters.

OTHER INFORMATION

Deadline for Submission of Shareholder Proposals for 2022 Annual Meeting of Shareholders

For any proposal to be considered for inclusion in our notice to shareholders and form of proxy for submission to the shareholders at our 2022 Annual Meeting of shareholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act. Such proposals must be received by the Company at its offices B401 4th Floor, Building 12, Hangcheng Street, Hourui No. 2 Industrial District, Shenzhen, China, Attention: Chief Executive Officer, no later than the close of business on March 30, 2022.

If we are not notified of a shareholder proposal a reasonable time prior to the time we send our proxy statement for our 2022 annual meeting, then our Board will have discretionary authority to vote on the shareholder proposal, even though the shareholder proposal is not discussed in the proxy statement. In order to curtail any controversy as to the date on which a shareholder proposal was received by us, it is suggested that shareholder proposals be submitted by certified mail, return receipt requested, and be addressed to Wunong Net Technology Co., Ltd., B401 4th Floor, Building 12, Hangcheng Street, Hourui No. 2 Industrial District, Shenzhen, China, Attention: Chief Executive Officer. Notwithstanding, the foregoing shall not effectuate any rights of shareholders to request inclusion of proposals in our proxy statement pursuant to Rule 14a-8 under the Exchange Act nor grant any shareholder a right to have any nominee included in our proxy statement.

Proxy Solicitation

The solicitation of proxies is made on behalf of the Board and we will bear the cost of soliciting proxies. The transfer agent and registrar for our Ordinary Shares, TranShare Securities Transfer and Registrar, as a part of its regular services and for no additional compensation other than reimbursement for out-of-pocket expenses, has been engaged to assist in the proxy solicitation. Proxies may be solicited through the mail and through telephonic or telegraphic communications to, or by meetings with, shareholders or their representatives by our directors, officers and other employees who will receive no additional compensation therefor. We may also retain a proxy solicitation firm to assist us in obtaining proxies by mail, facsimile or email from record and beneficial holders of shares for the Meeting. If we retain a proxy solicitation firm, we expect to pay such firm reasonable and customary compensation for its services, including out-of-pocket expenses.

We request persons such as brokers, nominees and fiduciaries holding stock in their names for others, or holding stock for others who have the right to give voting instructions, to forward proxy material to their principals and to request authority for the execution of the proxy. We will reimburse such persons for their reasonable expenses.

Annual Report

The Annual Report is being sent with this notice to each shareholder and is available at www.proxyvote.com as well as on the SEC’s website at www.sec.gov. The Annual Report contains our audited financial statements for the fiscal year ended December 31, 2020. The Annual Report, however, is not to be regarded as part of the proxy soliciting material.

Delivery of Proxy Materials to Households

Only one copy of this proxy statement and one copy of our Annual Report are being delivered to multiple registered shareholders who share an address unless we have received contrary instructions from one or more of the shareholders. A separate form of proxy and a separate notice of the Meeting are being included for each account at the shared address. Registered shareholders who share an address and would like to receive a separate copy of our Annual Report and/or a separate copy of this proxy statement, or have questions regarding the householding process, may contact the Company’s transfer agent: TranShare Securities Transfer and Registrar, by calling (303) 662-1112, or by forwarding a written request addressed to TranShare Securities Transfer and Registrar, Bayside Center 1, 17755 North US Highway 19, Suite 140, Clearwater, FL 33764. Promptly upon request, a separate copy of our Annual Report on Form 20-F and/or a separate copy of this proxy Statement will be sent. By contacting TranShare Securities Transfer and Registrar, registered shareholders sharing an address can also (i) notify the Company that the registered shareholders wish to receive separate annual reports to shareholders, proxy statements and/or Notices of Internet Availability of Proxy Materials, as applicable, in the future or (ii) request delivery of a single copy of annual reports to shareholders and proxy statements in the future if registered shareholders at the shared address are receiving multiple copies.

Many brokers, brokerage firms, broker/dealers, banks and other holders of record have also instituted “householding” (delivery of one copy of materials to multiple shareholders who share an address). If your family has one or more “street name” accounts under which you beneficially own shares of our Ordinary Shares, you may have received householding information from your broker, brokerage firm, broker/dealer, bank or other nominee in the past. Please contact the holder of record directly if you have questions, require additional copies of this proxy statement or our Annual Report or wish to revoke your decision to household and thereby receive multiple copies. You should also contact the holder of record if you wish to institute householding.

Where You Can Find Additional Information

Accompanying this proxy statement is a copy of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020. Such Report constitutes the Company’s Annual Report to its shareholders for purposes of Rule 14a-3 under the Exchange Act. Such Report includes the Company’s audited financial statements for the 2020 fiscal year and certain other financial information, which is incorporated by reference herein. The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information are available on the SEC’s website at www.sec.gov. shareholders who have questions in regard to any aspect of the matters discussed in this proxy statement should contact Xinliang Zhang, our Chief Executive Officer, at B401 4th Floor, Building 12, Hangcheng Street, Hourui No. 2 Industrial District, Shenzhen, China, or by telephone on 86-755-85255139.

12

BVI Company Number: 2000335

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT 2004

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

Meiwu Technology Company Limited

Incorporated on the 4th day of December, 2018 (Amended as at the 19th day of August, 2019) (Amended as at the 18th day of October, 2019) (Amended as at the 2nd day of December, 2019)

(Amended as at the [  ] day of August, 2021)

COVERDALE TRUST SERVICES LIMITED FOR

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT 2004

MEMORANDUM OF ASSOCIATION

OF

Meiwu Technology Company Limited

A COMPANY LIMITED BY SHARES

1.	DEFINITIONS AND INTERPRETATION

1.1.	In this Memorandum of Association and the attached Articles of Association, if not inconsistent with the subject or context:

“Act” means the BVI Business Companies Act (No. 16 of 2004) and any subsequent amendments thereto and includes such regulations as may be made under the Act from time to time;

“Articles” means the attached Articles of Association of the Company;

“Chairman of the Board” has the meaning specified in Regulation 12;

“Distribution” in relation to a distribution by the Company means the direct or indirect transfer of an asset, other than Shares, to or for the benefit of the Shareholder in relation to Shares held by a Shareholder, and whether by means of a purchase of an asset, the redemption or other acquisition of Shares, a distribution of indebtedness or otherwise, and includes a dividend;

“Eligible Person” includes individuals, corporations and other bodies corporate, trusts, the estates of deceased individuals, partnerships and unincorporated associations of Persons;

‘Person’ includes individuals, bodies corporate, and associations of corporate or unincorporated individuals or other entities or both.

“Memorandum” means this Memorandum of Association of the Company;

“Resolution of Directors” means either:

(a) a resolution approved at a duly convened and constituted meeting of directors of the Company or of a committee of directors of the Company by the affirmative vote of a majority of the directors present at the meeting who voted except that where a director is given more than one vote, he shall be counted by the number of votes he casts for the purpose of establishing a majority; or

(b) a resolution consented to in writing by all directors or by all members of a committee of directors of the Company, as the case may be;

“Resolution of Shareholders” means either:

(a) a resolution approved at a duly convened and constituted meeting of the Shareholders of the Company by the affirmative vote of a majority of the votes of the Shares entitled to vote thereon which were present at the meeting and were voted; or

(b) a resolution consented to in writing by a majority of the votes of Shares entitled to vote thereon;

“Seal” means any seal which has been duly adopted as the common seal of the Company;

“Securities” means Shares and debt obligations of every kind of the Company, and including without limitation options, warrants and rights to acquire shares or debt obligations;

“Share” means a share issued or to be issued by the Company;

“Shareholder” means an Eligible Person whose name is entered in the register of members of the Company as the holder of one or more Shares or fractional Shares;

“Stock Exchange” means a recognised exchanged (as defined in the Act) on which Shares are listed from time to time;

“Treasury Share” means a Share that was previously issued but was repurchased, redeemed or otherwise acquired by the Company and not cancelled; and

“written” or any term of like import includes information generated, sent, received or stored by electronic, electrical, digital, magnetic, optical, electromagnetic, biometric or photonic means, including electronic data interchange, electronic mail, telegram, telex or telecopy, and “in writing” shall be construed accordingly.

1.2.	In the Memorandum and the Articles, unless the context otherwise requires a reference to:

(a) a “Regulation” is a reference to a regulation of the Articles;

(b) a “Clause” is a reference to a clause of the Memorandum;

(c) voting by Shareholders is a reference to the casting of the votes attached to the Shares held by the Shareholder voting;

(d) the Act, the Memorandum or the Articles is a reference to the Act or those documents as amended;

(e) the singular includes the plural and vice versa, and;

(f) a reference to any gender includes all other genders as well as the neuter gender.

1.3.	Any words or expressions defined in the Act unless the context otherwise requires bear the same meaning in the Memorandum and Articles unless otherwise defined herein.

1.4.	Headings are inserted for convenience only and shall be disregarded in interpreting the Memorandum and Articles.

2.	NAME

The name of the Company is Meiwu Technology Company Limited.
3.	STATUS

The Company is a company limited by shares.

4.	REGISTERED OFFICE AND REGISTERED AGENT

4.1.	The first registered office of the Company is at 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands, the office of the first registered agent.

4.2.	The first registered agent of the Company is Coverdale Trust Services Limited of 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands.

4.3.	The registered office and registered agent may be changed by Resolution of Shareholders or Resolution of Directors and shall be effected in accordance with the provisions of the Act[1].

5.	CAPACITY AND POWERS

5.1.	Subject to the Act and any other British Virgin Islands legislation, the Company has, irrespective of corporate benefit:
(a) full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b) for the purposes of paragraph (a), full rights, powers and privileges.

5.2	Without limiting clause 5.1 the Company may:

(a) issue and cancel shares and hold treasury shares.

1 BBC Act section 92

	(b)	grant options over unissued shares and treasury shares.

	(c)	issue securities that are convertible into shares.
	(d)	give financial assistance to any Person in connection with the acquisition of its own shares.

	(e)	issue debentures.

	(f)	guarantee a liability or obligation of any Person.
	(g)	secure any of its obligations by mortgage, pledge or other charge, of any of its assets.

	(h)	protect the assets of the company for the benefit of the company, its creditors or its members or, at the discretion of the directors, any Person having a direct or indirect interest in the Company.

5.3	For the purposes of clause 5.2(g) above, and notwithstanding the provisions of the Act, any other enactment or any rule of law to the contrary, the directors may cause the Company to transfer any of its assets in trust to one or more trustees, to any company, association, partnership, foundation or similar entity and, with respect to the transfer the directors may provide that the Company, or any of the Persons specified above may be the beneficiaries, creditors, members, certificate holders, partners, or holders of any other similar interest. Notwithstanding the foregoing, the rights or interests of any existing or subsequent creditor of the company in any assets of the company are not affected by a transfer hereunder and are enforceable against a transferee.

5.4	For the purposes of section 9(4) of the Act, there are no limitations on the business that the Company may carry on.

6.	NUMBER AND CLASSES OF SHARES

6.1	The Company is authorized to issue an unlimited number of shares of no par value each of a single class.

6.2	The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole share of the same class. The Company may round fractional Shares up and / or down at its sole discretion.

7.	DESIGNATIONS, POWERS, PREFERENCES, ETC. OF SHARES

7.1	Subject to sub-section 2 each Share in the Company confers upon the Shareholder:

	(a)	the right to one vote at a meeting of the Shareholders of the Company or on any Resolution of Shareholders;

	(b)	the right to an equal share in any dividend paid by the Company; and

	(c)	the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

7.2	The Company may issue shares subject to terms that negate or modify, in whole or in part the rights set out in sub-section 1, provided that all the aforesaid rights and conditions shall be identical as between shares of the same class.

7.3	The directors may at their discretion by Resolution of Directors redeem, purchase or otherwise acquire all or any of the Shares in the Company subject to Regulation 3 of the Articles.

8.	VARIATION OF RIGHTS

The rights attached to Shares as specified in Clause 7 may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued Shares of that class.

9.	RIGHTS NOT VARIED BY THE ISSUE OF SHARES PARI PASSU

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

10.	REGISTERED SHARES

10.1	The Company shall issue registered shares only.

10.2	The Company is not authorised to issue bearer shares, convert registered shares to bearer shares or exchange registered shares for bearer shares.

11.	TRANSFER OF SHARES

11.1	The Company shall, on receipt of an instrument of transfer complying with Sub-Regulation 6.1 of the Articles, enter the name of the transferee of a Share in the register of members unless the directors resolve to refuse or delay the registration of the transfer for reasons that shall be specified in a Resolution of Directors.

11.2	The directors may not resolve to refuse or delay the transfer of a Share unless the Shareholder has failed to pay an amount due in respect of the Share.

12.	AMENDMENT OF MEMORANDUM AND ARTICLES

Subject to Clause 8, the Company may amend its Memorandum or Articles by a Resolution of Shareholders or by a Resolution of Directors, save that no amendment may be made by a Resolution of Directors:

(a) to restrict the rights or powers of the Shareholders to amend the Memorandum or Articles;

(b) to change the percentage of Shareholders required to pass a Resolution of Shareholders to amend the Memorandum or Articles;

(c) in circumstances where the Memorandum or Articles cannot be amended by the Shareholders; or

(d) to Clauses 7, 8 or 9 or this Clause 12.

We, COVERDALE TRUST SERVICES LIMITED of 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign this Memorandum of Association the 4th day of December, 2018:

Incorporator

Krishma Orr-Fraser
Authorised Signatory
Coverdale Trust Services Limited

TERRITORY OF THE BRITISH VIRGIN ISLANDS

THE BVI BUSINESS COMPANIES ACT 2004

ARTICLES OF ASSOCIATION

OF

Meiwu Technology Company Limited

A COMPANY LIMITED BY SHARES

1.	REGISTERED SHARES

1.1.	Every Shareholder is entitled, upon written request to the Company and where such Shares are held in certificated form, to a certificate signed by a director of the Company or under the Seal specifying the number of Shares held by him and the signature of the director and the Seal may be facsimiles.

1.2.	Any Shareholder receiving a certificate shall indemnify and hold the Company and its directors and officers harmless from any loss or liability which it or they may incur by reason of any wrongful or fraudulent use or representation made by any Person by virtue of the possession thereof. If a certificate for Shares is worn out or lost it may be renewed on production of the worn out certificate or on satisfactory proof of its loss together with such indemnity as may be required by a Resolution of Directors.

1.3.	If several Eligible Persons are registered as joint holders of any Shares, any one of such Eligible Persons may give an effectual receipt for any Distribution.

1.4	Nothing in these Articles shall require title to any Shares or other Securities to be evidenced by a certificate if the Act and the rules of the Stock Exchange permit otherwise.

2.	SHARES

2.1.	Shares and other Securities may be issued at such times, to such Eligible Persons, for such consideration and on such terms as the directors may by Resolution of Directors determine.

2.2.	Section 46 of the Act (Pre-emptive rights) does not apply to the Company.

2.3.	A Share may be issued for consideration in any form, including money, a promissory note, real property, personal property (including goodwill and know-how) or a contract for future services.

2.4.	No Shares may be issued for a consideration, which is in whole or in part, other than money unless a Resolution of Directors has been passed stating:

(a) the amount to be credited for the issue of the Shares; and

(b) that, in their opinion, the present cash value of the non-money consideration and money consideration, if any, for the issue is not less than the amount to be credited for the issue of the Shares.

2.5.	The Company shall keep a register (the “register of members”) containing:

(a) the names and addresses of the Eligible Persons who hold Shares;

(b) the number of each class and series of Shares held by each Shareholder;

(c) the date on which the name of each Shareholder was entered in the register of members; and

(d) the date on which any Eligible Person ceased to be a Shareholder.

2.6.	The register of members may be in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until the directors otherwise determine, the magnetic, electronic or other data storage form shall be the original register of members.

2.7.	A Share is deemed to be issued when the name of the Shareholder is entered in the register of members.

2.8	Subject to and in accordance with the Act and the rules of the Stock Exchange, the directors, without further consultation with the holders of any Shares or Securities, may resolve that any class or series of Shares or other Securities from time to time in issue or to be issued (including Shares in issue at the date of the adoption of these Articles) may be issued, held, registered, converted to, transferred or otherwise dealt with in uncertificated form and no provision of these Articles will apply to any uncertificated Shares or other Securities to the extent that they are inconsistent with the holding of such Shares or Securities or the transfer of title to any such Shares or other Securities.

2.9	Conversion of Shares held in certificated form into Shares held in uncertificated form, and vice versa, may be made in such manner as the directors may, in their absolute discretion, think fit (subject always to the Act and the rules of the Stock Exchange). The Company shall enter on the register of members how many Shares are held by each Shareholder in uncertificated form and in certificated form and shall maintain the register of members in each case as is required. Notwithstanding any provision of these Articles, a class or series of Shares shall not be treated as two classes by virtue only of that class or series comprising both certificated Shares and uncertificated Shares or as a result of any provision of these Articles which apply only in respect of certificated or uncertificated Shares.

3.	REDEMPTION OF SHARES AND TREASURY SHARES

3.1.	The Company may purchase, redeem or otherwise acquire and hold its own Shares save that the Company may not purchase, redeem or otherwise acquire its own Shares without the consent of Shareholders whose Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Shares without their consent.

3.2.	The Company may only offer to acquire Shares if at the relevant time the directors determine by Resolution of Directors that immediately after the acquisition the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

3.3.	Sections 60 (Process for acquisition of own shares), 61 (Offer to one or more shareholders) and 62 (Shares redeemed otherwise than at the option of company) of the Act shall not apply to the Company.

3.4.	Shares that the Company purchases, redeems or otherwise acquires pursuant to this Regulation may be cancelled or held as Treasury Shares except to the extent that such Shares are in excess of 50 percent of the issued Shares in which case they shall be cancelled but they shall be available for reissue.

3.5.	All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Share as a Treasury Share.

3.6.	Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by Resolution of Directors determine.

4.	MORTGAGES AND CHARGES OF SHARES

4.1.	Shareholders may mortgage or charge their Shares subject to the provisions of the Act.

4.2.	In the case of the mortgage or charge of registered shares there shall be entered in the register of members at the written request of the Shareholder or the named mortgagee or chargee of such shares:

(a) a statement that the Shares held by him are mortgaged or charged;

(b) the name of the mortgagee or chargee; and

(c) the date on which the particulars specified in subparagraphs (a) and (b) are entered in the register of members.

4.3.	Where particulars of a mortgage or charge are entered in the register of members, such particulars may be cancelled:

(a) with the written consent of the named mortgagee or chargee or anyone authorised to act on his behalf; or

(b) upon evidence satisfactory to the directors of the discharge of the liability secured by the mortgage or charge and the issue of such indemnities as the directors shall consider necessary or desirable.

4.4.	Whilst particulars of a mortgage or charge over Shares are entered in the register of members pursuant to this Regulation:

(a) no transfer of any Share the subject of those particulars shall be effected;

(b) the Company may not purchase, redeem or otherwise acquire any such Share; and

(c) no replacement certificate shall be issued in respect of such Shares,

without the written consent of the named mortgagee or chargee.

5.	FORFEITURE

5.1.	Shares that are not fully paid on issue are subject to the forfeiture provisions set forth in this Regulation and for this purpose Shares issued for a promissory note or a contract for future services are deemed to be not fully paid.

5.2.	A written notice of call specifying the date for payment to be made shall be served on the Shareholder who defaults in making payment in respect of the Shares.

5.3.	The written notice of call referred to in Sub-Regulation 5.2 shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.

5.4.	Where a written notice of call has been issued pursuant to Sub-Regulation 5.3 and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Shares to which the notice relates.

5.5.	The Company is under no obligation to refund any moneys to the Shareholder whose Shares have been cancelled pursuant to Sub-Regulation 5.4 and that Shareholder shall be discharged from any further obligation to the Company.

6.	TRANSFER OF SHARES

6.1.	Subject at all times to Regulation 6.5, Shares may be transferred by a written instrument of transfer signed by the transferor and containing the name and address of the transferee, which shall be sent to the Company at the office of its registered agent for registration.

6.2.	The transfer of a Share is effective when the name of the transferee is entered on the register of members.

6.3.	If the directors of the Company are satisfied that an instrument of transfer relating to Shares has been signed but that the instrument has been lost or destroyed, they may resolve by Resolution of Directors:

(a)	to accept such evidence of the transfer of Shares as they consider appropriate; and

(b)	that the transferee’s name should be entered in the register of members notwithstanding the absence of the instrument of transfer.

6.4.	Subject to the Memorandum, the Personal representative of a deceased Shareholder may transfer a Share even though the Personal representative is not a Shareholder at the time of the transfer.

6.5	Where Shares are listed on a Stock Exchange, the Shares may be transferred without the need for a written instrument of transfer if the transfer is carried out in accordance with the laws, rules, procedures and other requirements applicable to shares registered on the Stock Exchange and subject to the Listed Companies and Funds Regulations (as defined in the Act and where applicable).

7.	MEETINGS AND CONSENTS OF SHAREHOLDERS

7.1.	Any director of the Company may convene meetings of the Shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.

7.2.	Upon the written request of Shareholders entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of Shareholders.

7.3.	The director or directors convening a meeting shall give not less than 7 days’ notice of a meeting of Shareholders to:

(a)	those Shareholders whose names on the date the notice is given appear as Shareholders in the register of members of the Company and are entitled to vote at the meeting; and

(b)	the other directors.

7.4.	The director or directors convening a meeting of Shareholders may fix as the record date for determining those Shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.

7.5.	A meeting of Shareholders held in contravention of the requirement to give notice is valid if Shareholders holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a Shareholder at the meeting shall constitute waiver in relation to all the Shares which that Shareholder holds.

7.6.	The inadvertent failure of a director, or the directors, convening a meeting to give notice of a meeting to a Shareholder or another director, or the fact that a Shareholder or another director has not received notice, does not invalidate the meeting.

7.7.	A Shareholder may be represented at a meeting of Shareholders by a proxy who may speak and vote on behalf of the Shareholder.

7.8.	The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the Person named in such instrument proposes to vote. The notice of the meeting may specify an alternative or additional place or time at which the proxy shall be presented.

7.9.	The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the Shareholder appointing the proxy.

Meiwu Technology Company Limited

I/We being a Shareholder of the above Company HEREBY APPOINT …………

………………… of …………………………… or failing him ………..………………

of ………………………..…… to be my/our proxy to vote for me/us at the meeting of Shareholders to be held on the …… day of …………..…………, 20…… and at any adjournment thereof.

(Any restrictions on voting to be inserted here.) Signed this …… day of …………..…………, 20……

……………………………

Shareholder

7.10.	The following applies where Shares are jointly owned:

(a) if two or more Persons hold Shares jointly each of them may be present in Person or by proxy at a meeting of Shareholders and may speak as a Shareholder;

(b) if only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners; and

(c) if two or more of the joint owners are present in person or by proxy they must vote as one.

7.11.	A Shareholder shall be deemed to be present at a meeting of Shareholders if he participates by telephone or other electronic means and all Shareholders participating in the meeting are able to hear each other.

7.12.	A meeting of Shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 per cent of the votes of the Shares or, where there exists more than one class of shares, not less than 50 per cent of each class or series of Shares entitled to vote on Resolutions of Shareholders to be considered at the meeting. A quorum may comprise a single Shareholder or proxy and then such Person may pass a Resolution of Shareholders and a certificate signed by such Person accompanied where such Person be a proxy by a copy of the proxy instrument shall constitute a valid Resolution of Shareholders.

7.13.	If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place or to such other time and place as the directors may determine, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

7.14.	At every meeting of Shareholders, the Chairman of the Board shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present at the meeting, the Shareholders present shall choose one of their number to be the chairman.If the Shareholders are unable to choose a chairman for any reason, then the Person representing the greatest number of voting Shares present in person or by proxy at the meeting shall preside as chairman failing which the oldest individual Shareholder or representative of a Shareholder present shall take the chair.

7.15.	The chairman may, with the consent of the meeting, adjourn any meeting from time to time, and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

7.16.	At any meeting of the Shareholders the chairman is responsible for deciding in such manner as he considers appropriate whether any resolution proposed has been carried or not and the result of his decision shall be announced to the meeting and recorded in the minutes of the meeting. If the chairman has any doubt as to the outcome of the vote on a proposed resolution, he shall cause a poll to be taken of all votes cast upon such resolution. If the chairman fails to take a poll then any Shareholder present in person or by proxy who disputes the announcement by the chairman of the result of any vote may immediately following such announcement demand that a poll be taken and the chairman shall cause a poll to be taken forthwith. If a poll is taken at any meeting, the result shall be announced to the meeting and recorded in the minutes of the meeting.

7.17.	The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the outcome of the vote declared before the poll was demanded. In the case of an equality of votes, whether on a show of hands or on a poll or any other manner by which the decision is taken, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

7.18.	Subject to the specific provisions contained in this Regulation for the appointment of representatives of Eligible Persons other than individuals the right of any individual to speak for or represent a Shareholder shall be determined by the law of the jurisdiction where, and by the documents by which, the Eligible Person is constituted or derives its existence. In case of doubt, the directors may in good faith seek legal advice from any qualified Person and unless and until a court of competent jurisdiction shall otherwise rule, the directors may rely and act upon such advice without incurring any liability to any Shareholder or the Company.

7.19.	Any Eligible Person other than an individual which is a Shareholder may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of Shareholders or of any class of Shareholders-10,- and the individual so authorised shall be entitled to exercise the same rights on behalf of the Eligible Person which he represents as that Eligible Person could exercise if it were an individual.

7.20.	The chairman of any meeting at which a vote is cast by proxy or on behalf of any Eligible Person other than an individual may call for a notarially certified copy of such proxy or authority which shall be produced within 7 days of being so requested or the votes cast by such proxy or on behalf of such Eligible Person shall be disregarded.

7.21.	Directors of the Company may attend and speak at any meeting of Shareholders and at any separate meeting of the holders of any class or series of Shares.

7.22.	An action that may be taken by the Shareholders at a meeting may also be taken by a Resolution of Shareholders consented to in writing, without the need for any notice, but if any Resolution of Shareholders is adopted otherwise than by the unanimous written consent of all Shareholders, a copy of such resolution shall forthwith be sent to all Shareholders not consenting to such resolution. The consent may be comprised of any one or more documents and may be in the form of counterparts, each counterpart being signed by one or more Shareholders. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a Resolution of Shareholders have consented to the resolution by signed counterparts.

7.23	One or more shareholders of a company may, by agreement in writing, transfer registered shares to any person, authorised to act as trustee for the purpose of vesting in such person, who may be designated voting trustee, the right to vote thereon and the following provisions shall apply:

(a) the period of time for which the trustee may vote shall not exceed 10 years;

(b) subject to paragraph (a), the agreement may contain any other provisions not inconsistent with the purpose of the agreement;

(c) a copy of the agreement shall be deposited at the registered office of the company and shall be open to the inspection of members of the company

(i)	in the case of any beneficiary of the trust under the agreement, daily during business hours, and

(ii)	in the case of members of the company, subject to the provisions of sub-regulation 20;

(d)	where certificates for registered shares have been issued for shares that are to be transferred to a trustee pursuant to this section, new certificates shall be issued to the voting trustee to represent the shares so transferred and the certificates formerly representing the shares that have been transferred shall be surrendered and cancelled;

(e)	where a certificate is issued to a voting trustee, an endorsement shall be made on the certificate that the shares represented thereby in the case of registered shares and the certificates in case of bearer shares are held by the person named therein pursuant to an agreement;

(f)	there shall be noted in the register of members of the company against the record of the shares held by the trustee the fact that such an agreement exists;

(g)	the voting trustee may vote the shares so issued or transferred during the period specified in the agreement;

(h)	shares registered in the name of the voting trustee may be voted either in person or by proxy and, in voting the shares, the voting trustee shall not incur any liability as member or trustee, except in so far as he may be liable for his own conduct or acts;

(i)	where two or more persons are designated as voting trustees and the right and method of voting any shares registered in their names at any meeting of members or on any resolution of members are not fixed by the agreement appointing the trustees, the right to vote shall be determined by a majority of the tru-s1te1es-, or if they are equally divided as to the right and manner of voting the shares in any particular case, the votes of the shares in such case shall be divided equally among the trustees;

(j) at any time within 2 years prior to the time of expiration of any voting trust agreement as originally fixed or as last extended as provided in this subsection, one or more beneficiaries of the trust under the voting trust agreement may, by written agreement and with the written consent of the voting trustee, extend the duration of the voting trust agreement for an additional period not exceeding 10 years from the expiration date of the trust as originally fixed or as last extended, and;

(k) the voting trustee shall, prior to the time of expiration of a voting trust agreement, as originally fixed or as previously extended, as the case may be, deposit at the registered office of the company a copy of the extension agreement and of his consent thereto, and thereupon the duration of the voting trust agreement shall be extended for the period fixed in the extension agreement, but no extension agreement shall affect the rights or obligations of persons not parties thereto.

7.24	Two or more members of a company may by agreement in writing provide that in exercising any voting rights the shares held by them shall be voted

(a) as provided by the agreement;

(b) as the parties may agree, or;

(c) as determined in accordance with such procedure as they may agree upon.

7.25	The validity of any voting trust or other voting agreement is not affected during a period of 10 years from the date when it was created or last extended by reason only of the fact that under its terms it will or may last beyond a period of 10 years.

7.26	Sub-regulations 7.23, 7.24 and 7.25 shall be deemed not to invalidate any voting or other agreement among members or any irrevocable proxy that is not otherwise illegal.

8.	DIRECTORS

8.1	The first directors of the Company shall be appointed by the first registered agent within 6 months of the date of the incorporation of the Company; and thereafter, the directors shall be elected by Resolution of Shareholders or by Resolution of Directors for such term as the Shareholders or directors determine.

8.2	A “reserve director” may be nominated by a shareholder in writing, where the company has only one shareholder and director who are one and the same individual.

8.3	No Person shall be appointed as a director of the Company unless he has consented in writing to act as a director.

8.4	No Person shall be nominated as a “reserve director” unless he has consented in writing to the nomination.

8.5	The minimum number of directors shall be 1 and the maximum number shall be 12.

8.6	Each director holds office for the term, if any, fixed by the Resolution of Shareholders or Resolution of Directors appointing him, or until his earlier death, resignation or removal. If no term is fixed on the appointment of a director, the director serves indefinitely until his earlier death, resignation or removal.

8.7	A “reserve director” shall only assume his responsibilities as a director of the company upon the death of the sole shareholder/director.

8.8	A director may be removed from office,

(a) with or without cause, by a Resolution of Shareholders passed at a meeting of Shareholders called for the purposes of removing the director or for purposes including the removal of the director or by a written resolution pas-s1e2d -by a least seventy five per cent of the Shareholders of the Company entitled to vote; or

	(b)	with cause, by a Resolution of Directors passed at a meeting of directors called for the purpose of removing the director or for purposes including the removal of the director.

	(c)	A “reserve director” may have his nomination revoked by a notice of revocation in writing signed by the sole member/shareholder.
8.9	A director may resign his office by giving written notice of his resignation to the Company and the resignation has effect from the date the notice is received by the Company at the office of its registered agent or from such later date as may be specified in the notice. A director shall resign forthwith as a director if he is, or becomes, disqualified from acting as a director under the Act.

A “reserve director” may resign his nomination by giving notice of his resignation in writing to the company.

8.10	The directors may at any time appoint any Person to be a director either to fill a vacancy or as an addition to the existing directors. Where the directors appoint a Person as director to fill a vacancy, the term shall not exceed the term that remained when the Person who has ceased to be a director ceased to hold office.

8.11	The nomination of a person nominated as a “reserve director” of the company ceases to have effect in the event that the sole member/director ceases to be the sole member/director of the company.

8.12	A vacancy in relation to directors occurs if a director dies or otherwise ceases to hold office prior to the expiration of his term of office.

8.13	The Company shall keep a register of directors containing:

	a)	the names and addresses of the Persons who are directors of the Company, or the person who has been appointed as a reserve director of the Company;

	b)	the date on which each Person whose name is entered in the register was appointed as a director of the Company, or was nominated as a reserve director of the Company;

	c)	the date on which each Person named as a director or was nominated as a reserve director ceased to be a director of the Company; and

	d)	such other information as may be prescribed by the Act.

8.14	The register of directors may be kept in any such form as the directors may approve, but if it is in magnetic, electronic or other data storage form, the Company must be able to produce legible evidence of its contents. Until a Resolution of Directors determining otherwise is passed, the magnetic, electronic or other data storage shall be the original register of directors.

8.15	The directors may, by a Resolution of Directors, fix the emoluments of directors with respect to services to be rendered in any capacity to the Company.

8.16	A director is not required to hold a Share as a qualification to office.

8.17	A director will cease to be a director if, among other things, the director:

	a)	becomes bankrupt or makes any arrangement or composition with his creditors ;

	b)	dies or is found by the Company to be or becomes of unsound mind;

	c)	resigns his office by notice in writing to the Company; and / or

	d)	without special leave of absence from the board of directors, is absent from three consecutive board meetings and the directors resolve by way of Resolution of Directors that his office be vacated.

9.	POWERS OF DIRECTORS

9.1	The business and affairs of the Company shall be managed by, or under the direction or supervision of, the directors of the Company. The directors of the Company have all the powers necessary for managing, and for directing and supervising, the business and affairs of the Company. The directors may pay all expenses incurred preliminary to and in connection with the incorporation of the Company and may exercise all such powers of the Company as are not by the Act or by the Memorandum or the Articles required to be exercised by the Shareholders.

9.2	Each director shall exercise his powers for a proper purpose and shall not act or agree to the Company acting in a manner that contravenes the Memorandum, the Articles or the Act. Each director, in exercising his powers or performing his duties, shall act honestly and in good faith in what the director believes to be the best interests of the Company.

9.3

If the Company is the wholly owned subsidiary of a holding company, a director of the Company may, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company.

9.4	If the Company is the subsidiary that is not a wholly owned subsidiary of a holding company, a director of the Company may, with the prior agreement of the shareholders, other than its holding company, when exercising powers or performing duties as a director, act in a manner which he believes is in the best interests of the holding company even though it may not be in the best interests of the Company[4].

9.5	Any director which is a body corporate may appoint any individual as its duly authorised representative for the purpose of representing it at meetings of the directors, with respect to the signing of consents or otherwise.

9.6	The continuing directors may act notwithstanding any vacancy in their body.

9.7	The directors may by Resolution of Directors exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

9.8	All cheques, promissory notes, drafts, bills of exchange and other negotiable instruments and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as shall from time to time be determined by Resolution of Directors.

9.9	For the purposes of Section 175 (Disposition of assets) of the Act, the directors may by Resolution of Directors determine that any sale, transfer, lease, exchange or other disposition is in the usual or regular course of the business carried on by the Company and such determination is, in the absence of fraud, conclusive.

10.	PROCEEDINGS OF DIRECTORS

10.1	Any one director of the Company may call a meeting of the directors by sending a written notice to each other director.

10.2	The directors of the Company or any committee thereof may meet at such times and in such manner and places within or outside the British Virgin Islands as the directors may determine to be necessary or desirable.

10.3	A director is deemed to be present at a meeting of directors if he participates by telephone or other electronic means and all directors participating in the meeting are able to hear each other.

10.4	A director shall be given not less than 3 days’ notice of meetings of directors, but a meeting of directors held without 3 days’ notice having been given to all directors shall be valid if all the directors entitled to vote at the meeting who do not attend waive notice of the meeting, and for this purpose the presence of a director at a meeting shall constitute waiver by that director. The inadvertent failure to give notice of a meeting to a director, or the fact that a director has not received the notice, does not invalidate the meeting.

10.5	A director may by a written instrument appoint an alternate who need not be a director and the alternate shall be entitled to attend meetings in the absence of the director who appointed him and to vote or consent in place of the director until the appointment lapses or is terminated.

10.6	A meeting of directors is duly constituted for all purposes if at the commencement of the meeting there are present in person or by alternate not less than one-half of the total number of directors, unless there are only 2 directors in which case the quorum is 2.

10.7	If the Company has only one director the provisions herein contained for meetings of directors do not apply and such sole director has full power to represent and act for the Company in all matters as are not by the Act, the Memorandum or the Articles required to be exercised by the Shareholders. In lieu of minutes of a meeting the sole director shall record in writing and sign a note or memorandum of all matters requiring a Resolution of Directors. Such a note or memorandum constitutes sufficient evidence of such resolution for all purposes.

10.8	At meetings of directors at which the Chairman of the Board is present, he shall preside as chairman of the meeting. If there is no Chairman of the Board or if the Chairman of the Board is not present, the directors present shall choose one of their number to be chairman of the meeting.

10.9	An action that may be taken by the directors or a committee of directors at a meeting may also be taken by a Resolution of Directors or a resolution of a committee of directors consented to in writing by all directors or by all members of the committee, as the case may be, without the need for any notice. The consent consist of one or more documents, and may be in the form of counterparts each counterpart being signed by one or more directors. If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the date upon which the last director has consented to the resolution by signed counterparts.

11.	COMMITTEES

11.1.	The directors may, by Resolution of Directors, designate one or more committees, each consisting of one or more directors, and delegate one or more of their powers, including the power to affix the Seal, to the committee.

11.2.	The directors have no power to delegate to a committee of directors any of the following powers:

(a) to amend the Memorandum or the Articles;

(b) to designate committees of directors;

(c) to delegate powers to a committee of directors;

(d) to appoint or remove directors;

(e) to appoint or remove an agent;

(f) to approve a plan of merger, consolidation or arrangement;

(g) to make a declaration of solvency or to approve a liquidation plan; or

(h) to make a determination that, immediately after a proposed distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

11.3.	Sub-Regulation 11.2(b) and (c) do not prevent a committee of directors, where authorised by the Resolution of Directors appointing such committee or by a subsequent Resolution of Directors, from appointing a sub-committee and delegating powers exercisable by the committee to the sub-committee.

11.4.	The meetings and proceedings of each committee of directors consisting of 2 or more directors shall be governed mutatis mutandis by the provisions of the Articles regulating the proceedings of directors so far as the same are not superseded by any provisions in the Resolution of Directors establishing the committee.

11.5.	Where the directors delegate their powers to a committee of directors they remain responsible for the exercise of that power by the committee, unless they believed on reasonable grounds at all times before the exercise of the power that the committee would exercise the power in conformity with the duties imposed on directors of the Company under the Act.

12.	OFFICERS AND AGENTS

12.1.	The Company may by Resolution of Directors appoint officers of the Company at such times as may be considered necessary or expedient. Such officers may consist of a Chairman of the Board of Directors, a president and one or more vice-presidents, secretaries and treasurers and such other officers as may from time to time be considered necessary or expedient. Any number of offices may be held by the same Person.

12.2.	The officers shall perform such duties as are prescribed at the time of their appointment subject to any modification in such duties as may be prescribed thereafter by Resolution of Directors. In the absence of any specific prescription of duties it shall be the responsibility of the Chairman of the Board to preside at meetings of directors and Shareholders, the president to manage the day to day affairs of the Company, the vice-presidents to act in order of seniority in the absence of the president but otherwise to perform such duties as may be delegated to them by the president, the secretaries to maintain the register of members, minute books and records (other than financial records) of the Company and to ensure compliance with all procedural requirements imposed on the Company by applicable law, and the treasurer to be responsible for the financial affairs of the Company.

12.3.	The emoluments of all officers shall be fixed by Resolution of Directors.

12.4.	The officers of the Company shall hold office until their successors are duly appointed, but any officer elected or appointed by the directors may be removed at any time, with or without cause, by Resolution of Directors. Any vacancy occurring in any office of the Company may be filled by Resolution of Directors.

12.5.	The directors may, by a Resolution of Directors, appoint any Person, including a Person who is a director, to be an agent of the Company. An agent of the Company shall have such powers and authority of the directors, including the power and authority to affix the Seal, as are set forth in the Articles or in the Resolution of Directors appointing the agent, except that no agent has any power or authority with respect to the matters specified in Sub-Regulation 11.2. The Resolution of Directors appointing an agent may authorise the agent to appoint one or more substitutes or delegates to exercise some or all of the powers conferred on the agent by the Company. The directors may remove an agent appointed by the Company and may revoke or vary a power conferred on him.

13.	CONFLICT OF INTERESTS

13.1.	A director of the Company shall, forthwith after becoming aware of the fact that he is interested in a transaction entered into or to be entered into by the Company, disclose the interest to all other directors of the Company.

13.2.	For the purposes of Sub-Regulation 13.1, a disclosure to all other directors to the effect that a director is a member, director or officer of another named entity or has a fiduciary relationship with respect to the entity or a named individual and is to be regarded as interested in any transaction which may, after the date of the entry or disclosure, be entered into with that entity or individual, is a sufficient disclosure of interest in relation to that transaction.

13.3.	A director of the Company who is interested in a transaction entered into or to be entered into by the Company may:

(a) vote on a matter relating to the transaction;

(b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for the purposes of a quorum; and

(c) sign a document on behalf of the Company, or do any other thing in his capacity as a director, that relates to the transaction,

and, subject to compliance with the Act shall not, by reason of his office be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit.

14.	INDEMNIFICATION

14.1.	Subject to the limitations hereinafter provided the Company shall indemnify against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with legal, administrative or investigative proceedings any Person who:

	(a)	is or was a party or is threatened to be made a party to any threatened, pending or completed proceedings, whether civil, criminal, administrative or investigative, by reason of the fact that the Person is or was a director of the Company; or

	(b)	is or was, at the request of the Company, serving as a director of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise.

14.2.	The indemnity in Sub-Regulation 14.1 only applies if the Person acted honestly and in good faith with a view to the best interests of the Company and, in the case of criminal proceedings, the Person had no reasonable cause to believe that their conduct was unlawful.

14.3.	The decision of the directors as to whether the Person acted honestly and in good faith and with a view to the best interests of the Company and as to whether the Person had no reasonable cause to believe that his conduct was unlawful is, in the absence of fraud, sufficient for the purposes of the Articles, unless a question of law is involved.

14.4.	The termination of any proceedings by any judgment, order, settlement, conviction or the entering of a nolle prosequi does not, by itself, create a presumption that the Person did not act honestly and in good faith and with a view to the best interests of the Company or that the Person had reasonable cause to believe that his conduct was unlawful.

14.5.	The Company may purchase and maintain insurance in relation to any Person who is or was a director, officer or liquidator of the Company, or who at the request of the Company is or was serving as a director, officer or liquidator of, or in any other capacity is or was acting for, another company or a partnership, joint venture, trust or other enterprise, against any liability asserted against the Person and incurred by the Person in that capacity, whether or not the Company has or would have had the power to indemnify the Person against the liability as provided in the Articles.

15.	RECORDS

15.1.	The Company shall keep the following documents at the office of its registered agent:

	(a)	the Memorandum and the Articles;

	(b)	the register of members, or a copy of the register of members;

	(c)	the register of directors, or a copy of the register of directors, including any nominated director; and

	(d)	copies of all notices and other documents filed by the Company with the Registrar of Corporate Affairs in the previous 10 years.

15.2.	If the Company maintains only a copy of the register of members or a copy of the register of directors at the office of its registered agent, it shall:

	(a)	within 15 days of any change in either register, notify the registered agent in writing of the change; and

	(b)	provide the registered agent with a written record of the physical address of the place or places at which the original register of members or the original register of directors is kept.

15.3.	The Company shall keep the following records at the office of its registered agent or at such other place or places, within or outside the British Virgin Islands, as the directors may determine:

	(a)	minutes of meetings and Resolutions of Shareholders and classes of Shareholders;

	(b)	minutes of meetings and Resolutions of Directors and committees of directors; and

	(c)	an impression of the Seal, if any.

15.4.	Where any original records referred to in this Regulation are maintained other than at the office of the registered agent of the Company, and the place at which the original records is changed, the Company shall provide the registered agent with the physical address of the new location of the records of the Company within 14 days of the change of location.

15.5.	The records kept by the Company under this Regulation shall be in written form or either wholly or partly as electronic records complying with the requirements of the Electronic Transactions Act (No. 5 of 2001).

16.	REGISTERS OF CHARGES

The Company shall maintain at the office of its registered agent a register of charges in which there shall be entered the following particulars regarding each mortgage, charge and other encumbrance created by the Company:

	(a)	the date of creation of the charge;

	(b)	a short description of the liability secured by the charge;

	(c)	a short description of the property charged;

	(d)	the name and address of the trustee for the security or, if there is no such trustee, the name and address of the chargee;

	(e)	unless the charge is a security to bearer, the name and address of the holder of the charge; and

	(f)	details of any prohibition or restriction contained in the instrument creating the charge on the power of the Company to create any future charge ranking in priority to or equally with the charge.

	(g)	details of any variation and the date of the certificate of variation.

17.	SEAL

The Company shall have a Common Seal, and may have more than one Seal and references herein to the Seal shall be references to every Seal which shall have been duly adopted by Resolution of Directors. The directors shall provide for the safe custody of the Seal and for an imprint thereof to be kept at the registered office. Except as otherwise expressly provided herein the Seal when affixed to any written instrument shall be witnessed and attested to by the signature of any one director or other Person so authorised from time to time by Resolution of Directors. Such authorisation may be before or after the Seal is affixed, may be general or specific and may refer to any number of sealings. The directors may provide for a facsimile of the Seal and of the signature of any director or authorised Person which may be reproduced by printing or other means on any instrument and it shall have the same force and validity as if the Seal had been affixed to such instrument and the same had been attested to as hereinbefore described.

18.	DISTRIBUTIONS BY WAY OF DIVIDEND

18.1.	The directors of the Company may, by Resolution of Directors, authorise a distribution by way of dividend at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as they fall due.

18.2.	Dividends may be paid in money, shares, or other property.

18.3.	Notice of any dividend that may have been declared shall be given to each Shareholder as specified in Sub-Regulation 21.1 and all dividends unclaimed for 3 years after having been declared may be forfeited by Resolution of Directors for the benefit of the Company.

18.4.	No dividend shall bear interest as against the Company and no dividend shall be paid on Treasury Shares.

19.	ACCOUNTS AND AUDIT

19.1.	The Company shall keep records that are sufficient to show and explain the Company’s transactions and that will, at any time, enable the financial position of the Company to be determined with reasonable accuracy.

19.2.	The Company may by Resolution of Shareholders call for the directors to prepare periodically and make available a profit and loss account and a balance sheet. The profit and loss account and balance sheet shall be drawn up so as to give respectively a true and fair view of the profit and loss of the Company for a financial period and a true and fair view of the assets and liabilities of the Company as at the end of a financial period.

19.3.	The Company may by Resolution of Shareholders call for the accounts to be examined by auditors.

19.4.	The first auditors shall be appointed by Resolution of Directors; subsequent auditors shall be appointed by a Resolution of Shareholders.

19.5.	The auditors may be Shareholders, but no director or other officer shall be eligible to be an auditor of the Company during their continuance in office.

19.6.	An auditor may be removed by a Resolution of Shareholders.

19.7.	The remuneration of the auditors of the Company:

(a) in the case of auditors appointed by the directors, may be fixed by Resolution of Directors; and

(b) subject to the foregoing, shall be fixed by Resolution of Shareholders or in such manner as the Company may by Resolution of Shareholders determine.

19.8.	The auditors shall examine each profit and loss account and balance sheet required to be laid before a meeting of the Shareholders or otherwise given to Shareholders and shall state in a written report whether or not:

(a) in their opinion the profit and loss account and balance sheet give a true and fair view respectively of the profit and loss for the period covered by the accounts, and of the assets and liabilities of the Company at the end of that period; and

(b) all the information and explanations required by the auditors have been obtained.

19.9.	The report of the auditors shall be annexed to the accounts and shall be read at the meeting of Shareholders at which the accounts are laid before the Company or shall be otherwise given to the Shareholders.

19.10.	Every auditor of the Company shall have a right of access at all times to the books of account and vouchers of the Company, and shall be entitled to require from the directors and officers of the Company such information and explanations as he thinks necessary for the performance of the duties of the auditors.

19.11.	The auditors of the Company shall be entitled to receive notice of, and to attend any meetings of Shareholders at which the Company’s profit and loss account and balance sheet are to be presented.

20.	INSPECTION OF DOCUMENTS

20.1	A director of the Company is entitled, on giving reasonable notice, to inspect the documents and records of the company

	(a)	in written form;
	(b)	without charge; and
	(c)	at a reasonable time specified by the director;

and to make copies of or take extracts from the documents and records.

20.2	Subject to subsection (3), a Shareholder of the Company is entitled, on giving written notice to the Company, to inspect and to make copies of or take extracts from the documents and records:

	(a)	the memorandum and articles;
	(b)	the register of members;
	(c)	the register of directors; and
	(d)	minutes of meetings and resolutions of Shareholders and of those classes of Shareholders of which he is a member;

20.3	The directors may, if they are satisfied that it would be contrary to the company’s interests to allow a member to inspect any document, or part of a document, specified in sub-regulation 20.2 (b),(c), or (d), refuse to permit the member to inspect the document or limit the inspection of the document, including limiting the making of copies or the taking of extracts from the records.

20.4	The directors shall, as soon as reasonably practicable, notify the Shareholder of any exercise of their powers under sub-regulation 20.3.

20.5	Where the Company fails or refuses to permit a member to inspect a document or permits a member to inspect a document subject to limitations, that member may apply to the Court for an order that he should be permitted to inspect the document or to inspect the document without limitation.

20.6	On an application under sub-regulation 20.5 the Court may make such order as it considers just.

21.	NOTICES

21.1.	Any notice, information or written statement to be given by the Company to Shareholders may be given by personal service or by mail addressed to each Shareholder at the address shown in the register of members.

21.2.	Any summons, notice, order, document, process, information or written statement to be served on the Company may be served by leaving it, or by sending it by registered mail addressed to the Company, at its registered office, or by leaving it with, or by sending it by registered mail to, the registered agent of the Company.

21.3.	Service of any summons, notice, order, document, process, information or written statement to be served on the Company may be proved by showing that the summons, notice, order, document, process, information or written statement was delivered to the registered office or the registered agent of the Company or that it was mailed in such time as to admit to its being delivered to the registered office or the registered agent of the Company in the normal course of delivery within the period prescribed for service and was correctly addressed and the postage was prepaid.

22.	VOLUNTARY WINDING UP AND DISSOLUTION

The Company may by a Resolution of Shareholders or by a Resolution of Directors appoint a voluntary liquidator in accordance with the provisions of the Act.

23.	CONTINUATION

The Company may by Resolution of Shareholders or by a resolution passed unanimously by all directors of the Company continue as a company incorporated under the laws of a jurisdiction outside the British Virgin Islands in the manner provided under those laws.

We, COVERDALE TRUST SERVICES LIMITED of 30 de Castro Street, Wickhams Cay 1, P.O. Box 4519, Road Town, Tortola, British Virgin Islands for the purpose of incorporating a BVI Business Company under the laws of the British Virgin Islands hereby sign these Articles of Association the 4th day of December, 2018:

Incorporator

Coverdale Trust Services Limited

Krishma Orr-Fraser
Authorised Signatory